[REALNETWORKS LETTERHEAD]

August 3, 2011

Via EDGAR

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Jaime G. John, Staff Accountant

Re:	RealNetworks, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 16, 2011
Form 10-Q for the Quarter Ended March 31, 2011
Filed May 10, 2011
File No. 000-23137

Dear Mr. Gilmore:

This letter is being submitted in reference to the Securities and Exchange Commission’s July 25, 2011 comment letter (the “Comment Letter”) to RealNetworks, Inc. (the “Company”). Following up on my conversation with Ms. John, we currently expect to submit our response to the Staff’s Comment Letter on or before August 19, 2011. The Company is completing the process of preparing and filing its quarterly report on Form 10-Q for the quarter ended June 30, 2011 to be filed on or before August 9, 2011 (the “Q211 Form 10-Q”), and the process of preparing the response to the comment letter involves many of the same Company employees who are most involved in completing the Q211 Form 10-Q.

If you have any questions or concerns, please feel free to contact me at (206) 674-2529, or Brian Keyes of Wilson Sonsini Goodrich & Rosati at (206) 883-2536. Thank you for your consideration of this matter.

Respectfully submitted,

RealNetworks, Inc.

/s/ Michael Eggers
Michael Eggers
Senior Vice President and Chief Financial Officer

United States Securities and Exchange Commission

August 3, 2011

cc:	Michael Lunsford
Tracy D. Daw
RealNetworks, Inc.

Brian Keyes, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Mark Gibson
KPMG LLP